International Automated Systems, Inc.
326 North SR 198
Salem, Utah 84653

June 21, 2011

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

In connection with the response of International Automated Systems, Inc. (the “Company”) to the SEC letter dated June 8, 2011 (SEC File No. 033–16531-D), regarding the Form 8-K filed June 3, 2011, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

International Automated Systems, Inc.

By:	/S/ LaGrand Johnson
Its:	Chief Financial Officer